UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 9, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On September 9, 2014, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's August 2014 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued September 9, 2014:
          McDonald's Reports Global Comparable Sales For August

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 9, 2014

By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued September 9, 2014:
McDonald's Reports Global Comparable Sales For August

Exhibit 99



Investor Release

<u>**FOR IMMEDIATE RELEASE**</u>   <u>**FOR MORE INFORMATION CONTACT:**</u>

09/09/14   Investors: Chris Stent, 630-623-3801
                                                                                                       Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR AUGUST

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 3.7% in August. Performance by segment was as follows:

- **U.S. down 2.8%**
- **Europe down 0.7%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 14.5%**

"During August, McDonald's global business faced several headwinds that impacted sales performance," said McDonald's President and Chief Executive Officer Don Thompson. "As a System, we are diligently working to effectively navigate the current market conditions to regain momentum. For the long term, we remain focused on strengthening the key foundational elements of our service, operations and marketing to maximize the impact of our strategic growth priorities for our customers and our business."

In August, U.S. comparable sales decreased 2.8% amid continuing broad-based challenges, including sluggish industry growth in a highly competitive marketplace. Given the current environment, the U.S. is addressing its service, value and menu opportunities to enhance customer relevance and loyalty.   Soft top-line results are expected to pressure U.S. margin performance in the third quarter.

Europe's comparable sales decreased 0.7% in August reflecting positive performance in the U.K., more than offset by weak performance in Russia. The month's results were supported by premium beef and chicken offerings, along with the ongoing expansion of breakfast and blended ice beverages. For the third quarter, weak consumer sentiment is expected to impact restaurant sales and profitability, particularly in certain predominantly company-operated markets.

In August, APMEA's comparable sales decreased 14.5%, largely due to the recent supplier issue in China, which has significantly impacted results in China, Japan and certain other markets. APMEA is in the process of undertaking recovery strategies in order to restore customers' trust and confidence while continuing to pursue value, convenience and menu initiatives that differentiate the McDonald's experience.

As we continue to assess the impact of the supplier issue in China, we currently estimate that this issue will negatively impact third quarter results by about $0.15 - $0.20 per share in comparison to prior year results. This is largely due to a combination of lost sales, expenses associated with our recovery efforts and the impact of these items on the third quarter tax rate, which is expected to be above the Company's outlook for the full-year tax rate of 31-33%. An update on the Company's full-year 2014 financial outlook will be provided in conjunction with McDonald's third quarter earnings release in October.

Systemwide sales for the month decreased 2.9%, or 1.3% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended August 31,	2014	2013	Reported	Currency
McDonald's Corporation	(3.7)	1.9	(2.9)	(1.3)
Major Segments:				
U.S.	(2.8)	0.2	(1.8)	(1.8)
Europe	(0.7)	3.3	2.1	2.0
APMEA	(14.5)	(0.5)	(11.0)	(10.7)
Year-To-Date August 31,				
McDonald's Corporation	(0.7)	0.4	0.2	1.8
Major Segments:				
U.S.	(2.0)	0.2	(1.1)	(1.1)
Europe	0.1	(0.2)	5.7	2.8
APMEA	(2.2)	(1.7)	(1.6)	2.3

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. In August 2014, this calendar shift/trading day adjustment consisted of one less Thursday and one more Sunday compared with August 2013. The resulting adjustment varied by area of the world, ranging from approximately -0.3% to 0.7%. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

McDonald's tentatively plans to release third quarter results before the market opens on October 21, 2014 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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